TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

04012922

File No. 82-5139
February 12, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

SUPPL

<u>Cybird Co., Ltd. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Results of Operation (Consolidated), Third Quarter of Fiscal Year ended March 31, 2004; and

2. Results of Operation for the Third Quarter, Fiscal Year ended March 31, 2004 (Consolidated).

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Tomotsune & Kimura, Japanese counsel to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure

dlw 2/19

JASDAQ

Results of Operation (Consolidated), Third Quarter of Fiscal Year ended March 31, 2004

English translation from the original Japanese-language document

February 10, 2004

Cybird Co., Ltd.
Security Code: 4823, JASDAQ
(URL: http://www.cybird.co.jp/english/investor/index.html)
Representative: Kazutomo Robert Hori, President and CEO
Contacts: Tomosada Yoshikawa, Senior Vice President
Registered issues
Head office: Tokyo
Tel: +81-3-5785-6110

1. Basis of presenting Quarterly Result of Operation
   (1) Change in Accounting Method — N/A
   (2) Change in the Scope of Consolidation
      Number of consolidated companies — Nil
      Number of companies to which equity method is applied — Nil

2. Results of Operation, 3rd Quarter of Fiscal Year ended March 31, 2004 (From October 1, 2003 to December 31, 2003)

(1) Consolidated Results of Operation (Unit: millions of yen, round down)

	Net Sales	Operating Income	Ordinary Income
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
3Q, FY ended March 31, 2004	2,649 (13.8)	146 (-56.9)	139 (-58.9)
3Q, FY ended March 31, 2003	2,327 (28.6)	340 (588.6)	338 (694.8)

	Net Income	Earnings per Share	ROE	ROA	Ordinary Profit Margin
	Millions of yen (%)	yen	%	%	%
3Q, FY ended March 31, 2004	55 (-72.1)	870.71	1.0	1.9	5.3
3Q, FY ended March 31, 2003	200 (280.4)	3,170.11	4.1	5.3	14.6

Note: 1. Average Number of Shares Issued
3rd Quarter of FY ended March 31, 2004 64,271 shares
3rd Quarter of FY ended March 31, 2003 63,344 shares
2. On November15, 2002, the Company conducted a stock split. The average number of shares issued is calculated assuming the stock split was made at the beginning of the period.
3. % indicates increase/decrease of each item compared with the same quarter in the previous fiscal year.

(2) Consolidated Financial Conditions (Unit: millions of yen, round down)

	Total Assets	Shareholder's Equity	Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	Yen
3Q, FY ended March 31, 2004	7,747	6,331	81.7	93,613.89
3Q, FY ended March 31, 2003	6,626	4,980	75.2	78,500.39

Note: Number of share issued at the term end
3rd Quarter of FY ended March 31, 2004 67,636 shares
3rd Quarter of FY ended March 31, 2003 63,444 shares

(3) Consolidated Cash Flow Conditions (Unit: millions of yen, round down)

	Cash Flow from Operating Activities	Cash Flow from Investment Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
3Q, FY ended March 31, 2004	262	(279)	977	2,686
3Q, FY ended March 31, 2003	914	(77)	58	3,493

2. Earnings Forecasts for Fiscal Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)

(Unit: millions of yen, round down)

	Net Sales	Ordinary Income	Net Income
	Millions of yen	Millions of yen	Millions of yen
Year ended March 31, 2004	10,500	400	150

The above-mentioned earnings forecasts for FY ended March 31, 2004 are premised on information available on the announcement date, and on the assumption which may affect on future results of operation. Actual results may be affected by various factors.

CYBIRD®

http://www.cybird.co.jp/english/investor/index.html

File No.82-5139

JASDAQ

February 10, 2004

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
6-10-1 Roppongi, Minato-ku, Tokyo
Contact: Tomosada Yoshikawa
Senior Vice President
Tel: 81-3-5785-6110

Results of Operation for the Third Quarter

Fiscal Year ended March 31, 2004 (Consolidated)

1. Business Overview

1-1 Business Segments

Our Consolidated Group comprises CYBIRD Co., Ltd., three consolidated subsidiaries (K Laboratory Co., Ltd., DMOVE Co., Ltd. and GiGAFLOPS Japan Inc.) and an affiliate accounted for by the equity method (Cybird Korea Co., Ltd.). Our main business fields are (1) Mobile Content Business, (2) Marketing Solution Business, (3) International Business and (4) Technology-Related Business.

(1) Mobile Content Business

We develop and provide paid content services for Internet-enabled mobile phones (including PHS) via four major Japanese wireless network operators.

(2) Marketing Solution Business

We provide consulting services for mobile Internet businesses and marketing solution services for the planning, development, and operation of mobile Internet sites, including customer support and other services. In compensation for these services, we receive consulting fees, planning/development/operating fees, and customer support fees and a share of revenue. We also conduct a mobile phone-based e-commerce business.

(3) International Business

We conduct Mobile Content, Marketing Solution and Technology-Related businesses abroad. Considering the business environments and risks in each particular country, we are now focusing on providing solution and content distribution services as main revenue sources in overseas countries.

(4) Technology-Related Business

K Laboratory Co., Ltd., a consolidated subsidiary of CYBIRD, researches and develops client-oriented software platforms and solutions for mobile phones. We also launched the software license business that uses the security technology as the base, based on the technology acquired through the development and operation of Java™ and BREW™ application for mobile.

1-2 Relations with Subsidiaries and Affiliate

CYBIRD develops content services utilizing applications developed by its subsidiary K Laboratory Co., Ltd. In addition, we are seeking cooperation with K Laboratory in working together: CYBIRD is responsible for the server side and overall controlling while K Laboratory is responsible for developing client applications.

DMOVE Co., Ltd., a joint venture established with IMAGICA Corp. in February 2002, builds deeper cooperation with us in digital content service development and sales, primarily for motion picture content streaming.

In April 2003, CYBIRD acquired GiGAFLOPS Japan Inc. and converted it to a wholly owned subsidiary. In collaboration with GiGAFLOPS, we are aiming to increase the number of content subscribers, through the use of GiGAFLOPS's application search services.

Cybird Korea Co., Ltd., which is accounted for by the equity method, develops software application utilizing Korea's competitive labor costs and does business in Korea that CYBIRD is doing in Japan.

CYBIRD Group Business Chart


Consumers
Free/Chargeable Information Service
Subscription Fee After Deduction of Collection fee
Merchandise/Service
Payment
Application registration Searching service
Wireless Network Operators
Client Companies
Subscription Fee
Payment
Application Licensing, Development & Consulting
Payment
Motion Picture Production
Payment
Marketing Solution etc.
Application Development, Consulting & Advertisement
Payment
Payment
Free/Chargeable Information Service
Subsidiary
K Laboratory Co., Ltd.
Subsidiary
DMOVE Co., Ltd.
Subsidiary
GiGAFLOPS Japan Inc.
Application Licensing & Development & Consulting
Payment
Motion Picture Production
Payment
CYBIRD Co., Ltd.
Application Development
Development Fee
Content Information
Information Providing Fee
Affiliate accounted for by the equity method
Cybird Korea Co., Ltd
Information/Service/ Merchandise
Payment/Fee
Information Providers

1-3 CYBIRD's Consolidated Companies (As of December 31, 2003)

Company	Location	Foundation	Principal Business	Paid-in Capital	Shares Issued	CYBIRD's Stake (%)
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	February, 2002	Information Technology	¥50 mil.	1,000	52.50
K Laboratory Co., Ltd.	Minato-ku, Tokyo	August, 2000	Information Technology	¥308 mil.	6,170	74.02
GiGAFLOPS Japan Inc.	Minato-ku, Tokyo	February, 2000	Information Technology	¥70 mil.	1,150	100.00
Cybird Korea Co., Ltd.	Seoul, Korea	August, 2000	Information Technology	1,200 mil.Won	240,000	29.17

2. Business Policies

2-1 Business Principles/Missions

Our basic business principles are to maximize shareholders' value and to create new values through the mobile Internet. In other words, we work to make people's lives fuller and more convenient as the "Best Partner for the Mobile Internet". Our business is driven by the four policies shown below.

(1) Selectivity and Focus on Strategic Business Fields

(2) Adaptation to Change in the Business Environment

(3) Emphasis on Profitability, Sustainability and Expandability

(4) Maximization of Synergies

2-2 Dividends Policy

We recognize returning profits to our shareholders to be a top priority management issue. Our basic dividends policy is to consider business performance, financial position and the need to expand internal reserves for future business development in determining dividends.

2-3 Stock Unit Adjustment Policy

We carefully consider stock splits, taking into account the stock prices, their supply and demand, and other factors.

2-4 Mid to Long-term Business Policy

(1) Focused Investment on Media Strategy Business

We began Media Strategy Business with the goal of combining the functions of mobile phones with other media.

As a special area of emphasis, we have positioned our "OnePush" service, a communication tool for the terrestrial digital broadcasting, as a strategic product, and are promoting its use in adding value to TV commercials, expanding the mobile phone content market by linking to TV programming, and developing mobile commerce TV shopping is made to apply to.

(2) Expanding Business Opportunities of Existing Businesses

1. Mobile Content Business

In response to the intensified competition, we are aiming to maintain and expand our market share by launching new content with strong brand power. At the same time, we are making a fundamental review of our cost structure to improve profitability.

2. Marketing Solution Business

Along with the growing rate of mobile phones, importance of one-to-one marketing utilizing mobile Internet attracts increasing attention from many companies. Consequently, we continuously focus on developing and offering marketing support services to corporate clients. In our E-commerce Business, we aim at the early establishment of a profitable base by concentrating on getting appealing products and developing effective business tie-ups.

3. International Business

In our international business, we aim at quick establishment of a profitable base by focusing on the content distribution services and on regions with high growth potentials.

4. Technology-Related and New Business Domains

We supply customers with leading-edge applications through our subsidiary K Laboratory. In conjunction with our R&D unit, the Strategic Technology Planning Department, we are also pursuing R&D of the ubiquitous computing environment that is not necessarily limited to mobile phones. Specifically, we are researching compatibility with IC cards, RFID tag, Bluetooth™ protocol, and

wireless LANs as well as interactive content for terrestrial digital broadcasting. Furthermore, we are formulating specifications for Internet applications of car navigation systems as a regular member of the InternetITS Consortium.

2-5 Corporate Governance

(1) Fundamental Stance on Corporate Governance and Measures Implemented

In our view, corporate governance's role is to act as a business administrative function that maximizes corporate value for our stakeholders. To establish such a corporate governance function, we have implemented a corporate officer system, appointed outside directors and auditors, and concentrated our efforts on building an organization that enables fast decision-making and that closely monitors business execution. Our efforts are also directed toward ensuring continued improvement in the transparency of our business and our ability to adapt to changes in the business environment.

(2) Corporate Governance Organization and Recent Actions

1) Corporate Governance Organization Covering Decision-Making, Business Execution, Auditing, and Other Management Systems

a) Board of Directors

The Board of Directors comprises eight directors including one outside director. The regular monthly meetings and special meetings of the Board are held to consider significant business decisions and to monitor business activities. Moreover, the Executive Committee comprising the heads of the business divisions and directors such as corporate officers meet weekly to do preliminary screening of the items to be decided on by the Board of Directors and to deliberate various issues related to the overall business.

b) Audit Committee

The Audit Committee comprises three outside auditors, with one serving as a standing auditor. The standing auditor particularly participates in the meetings of the Board of Directors and the Executive Committee, implementing extensive audits of the appropriateness, efficiency and compliance of business activities, and provides advice and recommendations on the suitability of business activities.

c) Internal Monitoring Office

The officer for Internal Monitoring Office reports directly to the President. In addition to monitoring special items indicated by the President, the office monitors compliance with critical decisions made by each department, other company regulations, and monitoring business efficiency.

d) Independent Audit Firms and Legal Advisors

CYBIRD has hired Tohmatsu & Co. as its independent auditors. It also has concluded a contract with a legal office to enable us to receive appropriate advice and guidance on all legal issues.

e) Checks and Balances Function and Various Committees

We are establishing management functions that enables quick and appropriate decision-making by reviewing internal operation flow, besides forming various rules and regulations. The IR Committee considers measures to make our business more transparent while the Crisis Management Committee considers measures to strengthen the Company's corporate governance systems.

2) Vested Interests of Outside Directors and Auditors Due to Personal, Investment and Business Relationships

a) An outside director of CYBIRD, Fumio Nagase is also the president of IMAGICA, who holds a stake in, operates a joint content business with, and receives other outsourcing business from CYBIRD. However, as an individual, Fumio Nagase has no direct vested interest in CYBIRD that could cause a conflict of interest.

b) None of the outside auditors have any business relationships with CYBIRD.

(3) Crisis Management Committee

In April 2002, we established the Crisis Management Committee. The committee oversees efforts to determine the risks CYBIRD is exposed to, and to consider counter measures, and carry out in-house education. Headed by our CEO, the committee's mission is to take preventative action against foreseen risks and minimize damage from unexpected events.

(4) IR Committee

Guided by the IR Committee, which consists of key personnel from departments throughout CYBIRD and reports directly to the CEO, we are striving for gaining public understanding of our business, realizing a fair stock price, and increasing public awareness of the company. Based on the motto "Timely, Fair, Accurate and Proactive disclosure," we are working to improve the quality of our IR activities.

(5) Environmental Preservation

We are voluntarily implementing environmental preservation measures, such as using recycled paper name card, and collection of waste paper. In this quarter, we have achieved a 648.01kg reduction of CO_2 (equivalent to saving 18.82 trees). We also reduce electricity costs by shortening the operating hours of our air conditioning systems.

2-6 Major Issues

We see the following issues as the keys to achieve further growth;

(1) Implementing measures to achieve sustainable growth and establishing a profitable business base

We are strengthening our selection and focus strategy through analysis, evaluation, and review of our business portfolio. Although we invest aggressively in Media Strategy Business, we also reinforce our Mobile Content Business by gaining market share and improvement of profitability. On the other hand, we are reviewing underperforming businesses in consideration of withdrawal in some cases, to achieve an early recovery as quickly as possible. We will also perform the continuous re-examined on of the business with high contribution to Sales, and strive to strengthen our profit base.

(2) Strengthening internal control systems that support our growth

We recognize strengthening its internal control systems as an important issue. Therefore we are establishing an appropriate decision-making system based on financial indicators, ensuring the smooth operation of our personnel system, implementation of the strategic employment and personnel allocation, improving control power to affiliated company to maximize group synergies, and strengthening corporate governance and compliance.

2-7 Key Managerial Indicators

Cash flow has top priority in our business. Return on Equity (ROE) and Economic Value Added (EVA®) are also considered to be key business indicators. We work toward achieving ROE of 20% and maximizing EVA® in the mid and long term.

3. Financial Condition and Results of Operations

3-1 Mobile Internet Business Climate

(1) Japanese Market

The number of Mobile Phone Subscriptions

	Mobile phones
December 31, 2003	**79.78 million**

Source : The Telecommunications Carriers Association (TCA)

The number of Internet-enable Mobile Phone Subscriptions

	Mobile phones
December 31, 2003	**67.80 million**

Source : The Telecommunications Carriers Association (TCA)

The number of mobile phone subscriptions in Japan reached 79.78 million at the end of December 2003. Of this amount, the proportion of Internet-enabled handset accounts was 85.0%. The number of third generation (3G) mobile phone subscriptions at the end of December 2003 totaled 13.75 million exhibiting rapid growth. Third generation services are expected to be the catalyst that accelerates growth of the mobile Internet market.

Stimulated by the growing rate of mobile phones, the content market expanded to ¥147 billion in the fiscal year ended March 2002, and could grow to ¥265.7 billion by 2007. Also, the mobile commerce market is forecasted to exceed ¥3 trillion in 2006. The market other than paid content is expanding rapidly by the improvement of an infrastructure and the functional diversification of handsets (Java-enabled, camera equipped, IrDA, two dimensional bar code, fingerprint authentication, etc.).
[Source: Ministry of Public Management, Home Affairs, Posts and Telecommunications; the Telecommunications Carriers Association; Ministry of Economy, Trade and Industry; Electronic Commerce Promotion Council of Japan; NTT Data Corp. marketing research; and the Mobile Computing Promotion Consortium]

(2) International Market

The global number of subscribers to mobile phone services at the end of 2002 is estimated to have been approximately 1.1 billion people, and is forecasted to jump to 2 billion by 2007. It is assumed that the number of mobile Internet users will grow at the same pace. (Sources: EMC Publications, of Great Britain, and In-Stat/MDR, of the U.S.A.)

3-2 Consolidated Business Results (Quarter)

(Unit: Millions of yen, Round down)

	Sales (mil. yen)	Ordinary Profit (mil. yen)	Net Income (mil. yen)	Earnings per Share* (yen)	ROE (Annualized, %)	EBITDA (mil. yen)
3rd Quarter, FY ended March 31, 2004	**2,649**	**139**	**55**	**870**	**3.89**	**234**
3rd Quarter, FY ended March 31, 2003	2,327	338	200	3,170	16.51	459
Change	321	-199	-144	-2,299	-12.6points	-224
(% change)	13.8%	-58.9%	-72.1%	-	-	-49.0%

*The two-for-one stock split was conducted on November 15, 2002.
**In Earnings per Share for the 3rd quarter, the above stock split was taken into account as if it occurred at the beginning of the period.

3-3 Business Results by Operation (Quarter)

(1) Mobile Content Business

	Sales (mil. yen)	% of Consolidated Sales (%)	Number of Content Services	Number of New Content Services	Number of Terminated Content Services	Number of Subscribers (thousand people)
3rd Quarter, FY ended March 31, 2004	**1,795**	**67.8%**	**97**	**11**	**0**	**3,651***
3rd Quarter, FY ended March 31, 2003	1,743	74.9%	88	11	0	3,605
Change	51	-7.1points	9	0	0	46

*Before Adjustment

Sales increased by ¥51 million to ¥1,795 million from the same period in the previous fiscal year, because of an increase in the number of subscribers to new content services.

Change in the Number of Domestic Content Services



88
81
83
86
97
100
80
60
40
20
0
14
19
20
35
1
21
24
35
1
21
25
36
1
21
27
37
1
25
31
40
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
DDI Pocket
Vodafone
KDDI
NTT DoCoMo

Breakdown of our content services

Java -enabled Content Services			Motion Picture Content Services	
i-appli (NTT DoCoMo)	ezplus (KDDI)	V-appli (Vodafone)	i-motion (NTT DoCoMo)	ezmovie (KDDI)
23	8	6	3	3

Transition of the Number of Subscribers and Sales



Subscribers (Unit : thousand people)
Sales (Unit : ¥ million)
4,000
3,500
3,000
2,000
1,800
1,600
1,400
1,743
1,786
1,746
1,705
1,795
3,605
3,421
3,501
3,533
3,651
Before Adjustment
# of subscribers
Sales
3Q
4Q
1Q
2Q
3Q
FY2002
FY2003

Sales composition ratio per Wireless Network Operator

	3rd Quarter, FY ended March 31, 2004	3rd Quarter, FY ended March 31, 2003
NTT DoCoMo	**62.8%**	58.9%
KDDI	**17.6%**	22.5%
Vodafone	**19.6%**	18.3%
DDI POCKET	**0.1%**	0.3%

(2) Marketing Solution Business

	Sales (mil. of yen)	% of Consolidated Sales (%, points)
3rd Quarter, FY ended March 31, 2004	**613**	**23.2 %**
3rd Quarter, FY ended March 31, 2003	455	19.6%
Change	157	3.6 points

Sales rose ¥157 million from the same period in the prior fiscal year, to ¥613 million driven by the growth in operation and revenue share for customers' IP content beside commissioned development.

(3) International Business

	Sales (mil. of yen)	% of Consolidated Sales (%, points)
3rd Quarter, FY ended March 31, 2004	**17**	**0.7 %**
3rd Quarter, FY ended March 31, 2003	7	0.3%
Change	9	0.3 points

Sales was ¥17 million, up by ¥9 million from the same period in the previous fiscal year, thanks to ongoing revenue from distribution of i-mode content in Europe and an increase in consulting projects in China.

(4) Technology-Related Business (K Laboratory Co., Ltd.)

	Sales (mil. of yen)	% of Consolidated Sales (%, points)
3rd Quarter, FY ended March 31, 2004	**223**	**8.5 %**
3rd Quarter, FY ended March 31, 2003	121	5.2%
Change	102	3.2 points

As a result of sales growth in each business, overall sales advanced a substantial ¥102 million from the same period in the previous fiscal year, to ¥223 million (¥280 million before elimination of intercompany transactions).

3-4 Consolidated Income Statement

(1) Net Sales

The sales are favorable in each business, especially in Marketing Solution Business, net sales rose ¥321 million, or 13.8%, to ¥2,649 million.

(2) Cost of Sales

Cost of sales for the quarter was ¥1,399 million, climbing ¥330 million, or 30.9% from the same period in the previous fiscal year. The main reasons for higher costs are increase in (1) recruitment expenses accompanying the start-up of the Media Strategy Business and to strengthen competitiveness in the Mobile Content Business, (2) development costs, and (3) information fees. Consequently, gross profit amounted to ¥1,249 million and the gross profit margin was 47.2%.

(3) Sales, General and Administrative Expenses

(Unit: Millions of yen, Round down)

	3rd Quarter, FY ended March 31, 2004 (From October 1, 2003 To December 31, 2003)	3rd Quarter, FY ended March 31, 2003 (From October 1, 2002 To December 31, 2002)	Change	
	Millions of yen	Millions of yen	Millions of yen	%
Personnel Expenses	**338**	274	64	23.4
Advertisement Expenses	**116**	72	43	60.2
Research and Development Expenses	**142**	145	(3)	(2.2)
Commission Paid	**323**	272	51	19.0
Others	**182**	153	28	18.8
Total	**1,103**	917	185	20.2

The major contributors to SG&A costs were as follows

- Growth in personnel and employment expenses to strengthen management base
- Increase in advertising aimed at expanding sales contribution of content
- Increase in costs related to the acquisition of the privacy mark, which is essential to expansion of the Marketing Solution Business, and in collection fees to the wireless network operators accompanying with sales increase

(4) Ordinary Profit

Under the impact of increases in the cost of sales and SG&A expenses, operating income decreased ¥193 million, or 56.9%, from the same period in previous fiscal year, to ¥146 million. After deducting nonoperating expenses including new share issuing expense accompanying the third party allocation of shares, ordinary income declined by ¥199 million, or 58.9% from the same period in the previous fiscal year, to ¥139 million.

(5) Net Profit

Consolidated net profit for the quarter was ¥55 million, a ¥144 million, or 72.1%, decline from the same period in the previous fiscal year due to incurring income taxes and deferred taxes.

3-5 Consolidated Balance Sheet

At the end of the quarter, total assets amounted to ¥7,747 million. Total liabilities were ¥1,340 million and shareholders' equity was ¥6,331 million.

Main points regarding the balance sheet for the period under review;

- Increase in current asset (cash and cash equivalents) accompanying the third party allocation of shares
- Increase in cash and cash equivalents, and investments and other assets due to the reimbursement

of the deposit with landlord for the previous office

	3rd Quarter, FY ended March 31, 2004	3rd Quarter, FY ended March 31, 2003
Equity ratio (%)	81.7	75.2
Equity ratio on a market value basis (%)	250.6	299.7
Debt Redemption (years)	0.2	0.1
Interest Coverage Ratio	301.9	359.0

Equity ratio: shareholders' equity / total assets

Equity ratio on a market value basis: aggregate market value / total assets

Debt redemption (years): interest-bearing debt / operating cash flow

Interest coverage ratio: operating cash flow / interest payment

Note 1) Aggregate market value was calculated by using total issued and outstanding shares at the end of the period and the closing price for CYBIRD's stock on the last day of business in this quarter.

Note 2) Operating cash flow is used in the calculation of debt redemption and interest coverage ratio. "interest-bearing debt" includes all balance sheet debt with interest payments.

Note 3) In the calculation of Debt Redemption, operating cash flow has been quadrupled to provide an annualized figure.

3-6 Consolidated Cash Flow Statement

At the end of the quarter, cash and cash equivalents (hereafter termed "cash") totaled ¥2,686 million, decreasing ¥806 million, or 23.1%, from the same period in the previous fiscal year.

Main points for the period under review;

- Increase in cash and cash equivalents accompanying the third party allocation of shares
- Increase in cash and cash equivalent s due to the reimbursement of the deposit with landlord for the previous office

3-7 Earning Forecasts

We foresee that it will continue to be difficult to predict performance in the mobile Internet business field, which is highly volatile in terms of both market and the competitive environment. At this point in time, however, we have no revisions to make to the following estimates of consolidated and non-consolidated earnings forecast for the fiscal year ending March 2004 announced on October 28, 2003.

Consolidated Earnings Forecast (Unit: Millions of yen)

	Sales	Ordinary Profit	Net Income
FY ending March, 2004	10,500	400	150

Non-consolidated Earnings Forecast (Unit: Millions of yen)

	Sales	Ordinary Profit	Net Income
FY ending March, 2004	9,400	220	100

The above-mentioned earnings forecasts for FY ended March, 2004 are premised on information available on the announcement date, and on the assumption regarding the future results of operation. Actual results may be affected by various factors.

4. Consolidated Financial Statements (Quarter)

4-1 Consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

	December 31, 2003		December 31,2002		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Assets						
Current Assets:						
Cash and cash equivalents	2,696,897		3,493,393			
Accounts receivable	2,529,604		1,648,204			
Inventories	49,184		72,533			
Other current assets	413,265		294,842			
Allowance for doubtful accounts	(31,537)		(28,025)			
Total current assets	5,657,415	73.0	5,480,948	82.7	176,466	3.2
Property and equipment:						
Tangible fixed assets:	271,904	3.5	120,192	1.8	151,712	126.2
Intangible fixed assets:						
Software	547,616		479,927			
Others	68,173		19,690			
Total intangible assets	615,790	8.0	499,617	7.6	116,172	23.3
Investments and Other Assets:						
Investment securities	452,166		65,360			
Deposit with landlord	518,472		265,174			
Others	231,949		195,320			
Total investments and other assets	1,202,588	15.5	525,855	7.9	676,732	128.7
Total property and equipment	2,090,283	27.0	1,145,666	17.3	944,616	82.5
Total	7,747,698	100.0	6,626,614	100.0	1,121,083	16.9

(Unit: Thousands of yen, Round down)

	December 31, 2003		December 31,2002		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Liabilities:						
Current liabilities:						
Accounts payable	518,577		412,896			
Short-term debt	172,996		329,500			
Bonus payment reserve	92,585		22,492			
Accrued expenses	467,501		449,751			
Accrued income taxes	21,101		363,829			
Other current liabilities	62,923		46,511			
Total current liabilities	1,335,685	17.2	1,624,982	24.5	(289,296)	(17.8)
Long-term liabilities:						
Total long-term debt	4,800	0.1	-	-	4,800	-
Total liabilities	1,340,485	17.3	1,624,982	24.5	(284,496)	(17.5)
Minority interests:						
Minority interests	75,543	1.0	21,253	0.3	54,289	255.4
Shareholders' Equity:						
I Common stock	3,151,440	40.7	2,579,167	38.9		
II Additional paid-in capital	3,208,136	41.4	2,635,866	39.8		
III Retained earnings	(26,579)	(0.4)	(234,061)	(3.5)		
IV Unrealized gain in available-for-sale securities	(552)	(0.0)	-	-		
V Foreign currency transaction adjustment	(775)	(0.0)	(593)	(0.0)		
Total shareholders' equity	6,331,669	81.7	4,980,378	75.2	1,351,290	27.1
Total	7,747,698	100.0	6,626,614	100.0	1,121,083	16.9

4-2 Consolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

	3rd Quarter, FY ended March 31, 2004 (From October 1, 2003 To December 31, 2003)		3rd Quarter, FY ended March 31, 2003 (From October 1, 2002 To December 31, 2002)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Net Sales	2,649,311	100.0	2,327,816	100.0	321,494	13.8
Cost of Sales	1,399,519	52.8	1,069,455	45.9	330,064	30.9
Gross Profit	1,249,792	47.2	1,258,361	54.1	(8,569)	(0.7)
Selling, General and Administrative Expenses	1,103,199	41.7	917,957	39.4	185,242	20.2
Operating Income	146,592	5.5	340,404	14.6	(193,811)	(56.9)
Nonoperating Income	2,149	0.1	441	0.0	1,707	386.9
Nonoperating Expenses	9,584	0.3	2,128	0.0	7,455	350.2
Ordinary Profits	139,157	5.3	338,716	14.6	(199,559)	(58.9)
Extraordinary Gain	-	-	19,868	0.8	(19,868)	-
Extraordinary Loss	-	-	999	0.0	(999)	-
Income (Loss) Before Income Taxes and minority Interests	139,157	5.3	357,586	15.4	(218,429)	(61.1)
Income Taxes	18,586	0.7	162,165	7.0	(143,579)	(88.5)
Prior Year Adjustment of Income Taxes	2,105	0.1	-	-	2,105	-
Deferred Taxes	71,460	2.7	(1,429)	(0.1)	72,889	-
Profit (Loss) on minority interests	8,955	0.3	3,957	0.2	4,998	126.3
Net Income (Loss)	55,961	2.1	200,808	8.6	(144,846)	(72.1)

Sales by Operations

(Unit: Thousands of yen, Round down)

	3rd Quarter, FY ended March 31, 2004 (From October 1, 2003 To December 31, 2003)		3rd Quarter, FY ended March 31, 2003 (From October 1, 2002 To December 31, 2002)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Mobile Content Business	1,795,017	67.8	1,743,334	74.9	51,682	3.0
Marketing Solution Business	613,289	23.2	455,422	19.6	157,867	34.7
International Business	17,250	0.7	7,321	0.3	9,929	135.6
Technology-Related Business	223,753	8.5	121,738	5.2	102,015	83.8
Total	2,649,311	100.0	2,327,816	100.0	321,494	13.8

Note) 1. Consumption tax is not included in the sum mentioned above.

2. "Technology-Related Business" is mainly the business of K Laboratory Co., Ltd.

4-3 Consolidated Statement of Shareholders' Equity (Quarter)

(Unit: Thousands of yen, Round down)

	3rd Quarter, FY ended March 31, 2004 (From October 1, 2003 To December 31, 2003)	3rd Quarter, FY ended March 31, 2003 (From October 1, 2002 To December 31, 2002)
	thousands of yen	thousands of yen
Additional paid-in capital:		
I Balance at the beginning of period	2,652,116	-
Balance at the beginning of period	-	2,622,200
II Increase in additional paid-in capital		
Increase due to share issuance	556,019	13,666
III Balance at the end of period	3,208,136	2,635,866
Retained earnings:		
I Balance at the beginning of period	(82,541)	-
Balance at the beginning of period	-	(434,870)
II Increase in retained earnings		
Net income (loss) for the quarter	55,961	200,808
III Balance at the end of period	(26,579)	(234,061)

4-4 Consolidated Cash Flow Statements (Quarter)

(Unit: Thousands of yen, Round down)

	3rd Quarter, FY ended March 31, 2004 (From October 1, 2003 To December 31, 2003)	3rd Quarter, FY ended March 31, 2003 (From October 1, 2002 To December 31, 2002)
	thousands of yen	thousands of yen
Operating activities:		
Income before income taxes and minority interest	139,157	357,586
Depreciation and amortization	87,931	118,972
Write-down of consolidation adjustment account	3,562	-
Increase (decrease) in allowance for doubtful accounts	1,753	(3,401)
Increase (decrease) in bonus payment reserve	(11,901)	(44,532)
Interests and dividend earned	(1,572)	(181)
Interest expenses	993	2,165
(Increase) decrease in accounts receivable	(156,731)	469,323
(Increase) decrease in inventories	(17,208)	(36,480)
Increase (decrease) in accounts payable	79,895	22,432
Increase (decrease) in accrued expenses	84,484	54,128
Others	72,600	(22,768)
Total	282,965	917,245
Interests and dividends received	503	29
Interest paid	(868)	(2,547)
Income tax paid	(20,455)	-
Cash flow from operating activities	262,144	914,727
Investing activities:		
Expenditures for property and equipment	(209,905)	(9,992)
Expenditures for intangible fixed assets	(195,134)	(74,636)
Proceeds from restitution of deposit with landlord	210,439	-
Expenditures for deposits with landlord	-	(10,819)
Expenditures for lending	(70,000)	-
Others	(14,457)	18,250
Cash flow from investing activities	(279,058)	(77,198)
Financing activities:		
Proceeds from short-term debt	18,000	200,000
Expenditure for Repayment of short-term debt	(146,000)	(158,200)
Expenditure for repayment of long-term amortization payment	-	(10,284)
Proceeds from issuance of new shares	1,105,976	27,333
Others	(624)	-
Cash flow from financing activities	977,352	58,848
Foreign currency translation adjustment	323	(17)
Net increase in cash and cash equivalents	960,760	896,360
Net increase in cash and cash equivalents at the beginning of period	1,726,137	2,597,033
Cash and cash equivalents at the end of period	2,686,897	3,493,393

Notes to Consolidated Financial Statements

1. Basis of Consolidation	(1) Number of Consolidated Company: 3 K Laboratory Co., Ltd. DMOVE Co., Ltd. GiGAFLOPS Japan Inc. GiGAFLOPS became a subsidiary based on the acquisition of shares by CYBIRD at the beginning of the first quarter and is being included as a consolidated subsidiary from the first quarter. (2) CYBIRD Co., Ltd. has no unconsolidated subsidiaries.
2. Equity Method	(1) CYBIRD has no unconsolidated subsidiaries that are accounted for by the equity method. (2) Number of associated companies accounted for by equity method: 1 (one) (3) Name of the associated company accounted for by equity method: Cybird Korea Co., Ltd. (4) CYBIRD has no unconsolidated subsidiaries or affiliates that are not accounted for by the equity method. (5) To the company that has different account date, CYBIRD uses their quarterly financial statements in preparing for CYBIRD's consolidated statements.
3. Account date of Consolidated Subsidiaries	Among consolidated subsidiaries, GiGAFLOPS's accounting date is July 31. Accordingly, CYBIRD's consolidated statements have been prepared using trial balances of GiGAFLOPS statements based on the end date of CYBIRD's accounting period. Accounting periods for consolidated subsidiaries other than GiGAFLOPS are consistent with that of CYBIRD.
4. Summary of Significant Accounting Policies	
(1) Asset Valuation Standards and Methods	a. Securities Investment Securities Marketable securities: Valuation at cost at fair value at the end of the period, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable securities: stated at cost determined by the moving-average method. b. Inventories - Merchandise Valuation at cost by the moving-average cost method - Work in Process Valuation at cost by the identified cost method
(2) Depreciation Method for Depreciable Asset	a. Tangible Fixed Asset Valuation at cost by declining balance method; however straight-line method is applied to leasehold improvements (excluding furniture and fixtures). Useful lives : Leasehold improvements 8 to 50 years Furniture and fixtures 5 to 6 years b. Intangible Fixed Asset Software (in-house use). Valued at the straight-line method, based on a useful life of 3 years.

(3) Accounting Methods for Deferred Assets	a. New share issuing expenses All new share issuing expenses are expensed at time of disbursement.
(4) Allowance or Reserve	a. Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. b. Bonus Payment Reserve The bonus payment reserve is stated in amounts considered to be appropriate based on the amount of bonus forecast.
(5) Converting Foreign Currency-Denominated Assets and Liabilities to Japanese Yen	Foreign currency-denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the period under review, and any differences with book value are charged as income or loss. The assets and liabilities of companies accounted for by the equity method are converted to Japanese yen at the spot exchange rate on the accounting settlement date of the accounting period corresponding to that of the parent company while income and expenses of said companies for the same period are converted into Japanese yen using the average exchange rate for the period, and differences are booked to the translation account under shareholders' equity on the consolidated balance sheet.
(6)Leases	With the exception of leases in which ownership is deemed to have been transferred to the lessee, financial lease transactions are accounted for as ordinary credit transactions.
(7) Others	Method of accounting for consumption taxes Exclusion method is employed.
5. Cash and Cash Equivalents in Consolidated Cash Flow Statements	For this quarter, cash (cash and cash equivalents) in the consolidated cash flow statements consist of cash on hand and bank deposits.

5. Stock Information

5-1 Authorized Shares

254,076 shares (as of December 31, 2003)

5-2 Number of Shares Issued and Outstanding

67,636 shares (as of December 31, 2003)

5-3 Fully Diluted Shares

69,425 shares* (as of December 31, 2003)

*Including 1,789 potential shares from unexercised stock options

5-4 Number of Shareholders

2,908 (as of September 30, 2003)

5-5 Principal Shareholders (as of September 30, 2003)

	Shares Owned	
	Shares	% of Voting Rights
Kazutomo Robert Hori	8,198	12.88
Yosuke Iwai	3,627	5.69
Omron Corporation	3,600	5.65
Omron Finance Co., Ltd.	3,560	5.59
The Master Trust Bank of Japan, Ltd.	2,864	4.50
Japan Trustee Services Bank, Ltd.	2,578	4.05
Raumuzu Co., Ltd.	2,500	3.92
Nikko Cititrust Trust and Banking Corporation	2,460	3.86
IMAGICA Corp.	2,350	3.69
Tetsuya Sanada	1,837	2.88

5-6 Distribution of Shareholders (as of September 30, 2003)

	Assortment of Shareholders						
	Government /Local Public Bodies	Financial Institutes	Securities Firms	Other Corporations	Foreign Firms (incl. Individuals)	Individuals / Others	Total
Number of Shareholders	0	11	1	71	25	2,800	2,908
Shares owned (Shares)	0	11,077	49	16,239	6,430	29,844	63,639
Percentage of shares (%)	0.00	17.41	0.08	25.52	10.10	46.90	100.00

5-7 Specified Minority Shareholders' Interest (as of September 30, 2003)

34,736 shares (54.58%)

*10 major shareholders' and directors' interest

5-8 Floating Shares (as of September 30, 2003)

11,822 shares (18.58%)

*Interest of shareholders holding less than 50 shares.

5-9 Shares owned by Investment Trusts (as of September 30, 2003)

6,599 shares (10.37%)

5-10 Shares owned by Pension Funds (as of September 30, 2003)

2,294 shares (3.60%)

5-11 Shares owned by Directors (as of September 30, 2003)

14,824 shares (23.29%)

5-12 Shares Issued and Paid-in Capital (as of December 31, 2003)

Date	Numbers of Shares Issued		Paid-in Capital (Thousands of yen)		Additional Paid in Capital (Thousands of yen)		Notes
	Change	Balance	Change	Balance	Change	Balance	
August 24, 2001	15,340	30,680	-	2,405,500	-	2,462,200	Stock Split (1: 2)
March 31, 2002	18	30,698	3,000	2,408,500	3,000	2,465,200	Exercise of Stock Option No. 1 Issue Price ¥ 333,334, Capitalization ¥166,667 Excess over Par ¥ 166,667
June 30, 2002 (Apr. 1 – Jun. 30)	881	31,579	146,833	2,555,333	146,833	2,612,033	Exercise of Stock Option No. 1 Issue Price ¥ 333,334, Capitalization ¥166,667 Excess over Par ¥ 166,667
September 30, 2002 (Jul. 1 - Sep. 30)	61	31,640	10,166	2,565,500	10,166	2,622,200	Exercise of Stock Option No. 1 and No. 2 Issue Price ¥ 333,334, Capitalization ¥166,667 Excess over Par ¥ 166,667
November 15, 2002	31,640	63,280	-	2,565,500	-	2,622,200	Stock split (1:2)
December 31, 2002 (Oct. 1 – Dec. 31)	164	63,444	13,666	2,579,167	13,666	2,635,866	Exercise of Stock Option No. 1, No. 2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥ 83,333
March 31, 2003 (Jan. 1 - Mar. 31)	75	63,519	6,250	2,585,417	6,249	2,642,116	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333
June 30, 2003 (Apr.1-Jun. 30)	108	63,627	9,000	2,594,417	8,999	2,651,116	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333
September 30, 2003 (Jul.1-Sep.30)	12	63,639	1,000	2,595,417	999	2,652,116	Exercise of Stock Option No.1 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333
December 18, 2003	3,600	67,239	518,468	3,113,885	518,464	3,170,580	Third Party Allocation of Shares approved on December 1, 2003 by Board of Directors Issue Price ¥288,037 Capitalization ¥144,019 Excess over Par ¥144,018
December 31, 2003 (Oct.1-Dec.31)	397	67,636	37,554	3,151,440	37,554	3,208,136	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥226,283. Capitalization ¥113,142 Excess over Par ¥113,141

5-13 Stock Options (Warrant)

(1) Stock Option No.1 (Approved on February 22, 2000)

* Grantees and Granted Shares

5 Directors	193 Shares	
37 Employees	47 Shares	
Total	240 Shares	(Note 1)

* Exercise Price ¥ 2,000,000 (Note 2)
* Exercise Period From March 1, 2002 to February 28, 2005

(2) Stock Option No.2 (Approved on May 31, 2000)

* Grantees and Granted Shares

49 Employees 126 Shares

Total		126 Shares	(Note 3)
* Exercise Price	¥666,667		(Note 4)
* Exercise Period	From September 1, 2002 to August 31, 2005		

(3) Stock Option No.3 (Approved on June 28, 2001)

* Grantees and Granted Shares			
8 Directors		600 Shares	
46 Employees		200 Shares	
Total		800 Shares	(Note 5)
* Exercise Price	¥452,566		(Note 6)
* Exercise Period	From September 1, 2003 to August 31, 2008		

(4) Stock Option No.4 (Approved on June 27, 2002)

* Grantees and Granted Shares			
7 Directors		560 Shares	
12 Employees		240 Shares	
Total		800 Shares	
* Exercise Price	¥276,334		(Note7)
* Exercise Period	From September 1, 2004 to August 31, 2008		

(Note 1) The number of potential but non-issued shares, as of December 31, 2003, was adjusted to 340 shares, due to stock splits implemented on June 20, 2000, August 24, 2001, and November 15, 2002, the exercise of stock options and the retirement of employees.

(Note 2) The exercise price was adjusted to ¥ 166,667 as a result of the stock splits implemented June 20, 2000, August 24, 2001, and November 15, 2002.

(Note 3) The number of potential but non-issued shares, as of December 31, 2003, was adjusted to 98 shares due to stock splits implemented on August 24, 2001 and November 15, 2002, exercising stock option and the retirement of employees.

(Note 4) The exercise price was adjusted to ¥166,667, as a result of the stock splits implemented on August 24, 2001 and November 15, 2002.

(Note 5) The number of potential but non-issued shares, as of December 31, 2003, was adjusted to 571 shares due to exercising of stock options and the retirement of employees.

(Note 6) The exercise price was adjusted to ¥226,283, as a result of a stock split implemented on November 15, 2002.

(Note 7) The number of potential but non-issued shares, as of December 31, 2003, was adjusted to 780 shares due to the retirement of employees.

5-14 Common Stock held in treasury

N/A

5-15 Common Stock held in Treasury by Subsidiaries, Non-consolidated Affiliates to Which Equity Method is Applied, and Affiliates

N/A

6. Others

6-1 Significant Subsequent Events after the End of the Quarter

N/A

6-2 Employees

(as of December 31, 2003)

	Mobile Contents	Marketing Solution	EC (e-commerce)	Inter-national Business	Strategic Technology Planning	Media Develop	Administrative Division (*1)	CYBIRD Total (*2)	K Laboratory
Number of Employees (persons)	99	44	6	6	5	24	30	214	96
Change from Previous year(persons)*	-3	+16	+1	-3	1	+24	+5	+41	+23
Average Age	-	-	-	-	-	-	-	31.7	29.8
Average Length of Service (year)	-	-	-	-	-	-	-	1.9	1.4

(*1) The Administrative Division includes Legal & Corporate Affairs, Finance, Corporate Planning Department, Public Relations, and Information System Service and Internal Auditing departments.

(*2) This number does not include 3 CYBIRD seconded to other companies.

6-3 Head Office

6-10-1 Roppongi, Minato-ku, Tokyo

6-4 Primary Lender (as of December 31, 2003)

(1) CYBIRD Co., Ltd.

N/A

(2) K Laboratory Co., Ltd. (Unit: Thousands of yen: Round down)

Lender	Amount
The Bank of Tokyo-Mitsubishi Ltd.	158,500
The Mizuho Bank Ltd.	12,000
Total	170,500

(3) GiGAFLOPS Japan Inc. (Unit: Thousands of yen: Round down)

Lender	Amount
The Mizuho Bank Ltd.	7,296
Total	7,296

6-5 Board of Directors and Auditors

(as of December 31, 2003)

Title	Name	Charge / Principal Occupation
President and CEO	Kazutomo Robert Hori	
Executive Vice President and CTO	Tetsuya Sanada	President & CEO of K Laboratory Co., Ltd.
Executive Vice President	Yosuke Iwai	Director of DMOVE Co., Ltd.
Executive Vice President	Kenichiro Nakajima	Director of GiGAFLOPS Japan Inc.
Senior Vice President	Shin-ichiro Yamashita	General Manager of Mobile Content Division and Legal & Corporate Affairs Department Director of GiGAFLOPS Japan Inc.
Senior Vice President	Tomosada Yoshikawa	In charge of Disclosure
Senior Vice President	Mikio Inari	In charge of Technology
Senior Vice President	Fumio Nagase	President and CEO of IMAGICA Corp.
Corporate Auditor (Full Time)	Jun Utsumi	Corporate auditor of K Laboratory Co., Ltd and GiGAFLOPS Japan Inc.
Corporate Auditor	Masahisa Takeyama	Takeyama & Co.
Corporate Auditor	Hiroshi Shimizu	Takizawa & Co. Outside auditor of K Laboratory Co., Ltd.

(Note 1) Statutory Auditors: Jun Utsumi, Masahisa Takeyama and Hiroshi Shimizu are outside corporate auditors who fulfill the qualification requirements as provided for in Article 18.1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.

(Note 2) Fumio Nagase meets the requirement of being an outside director as stipulated in Article 188, Clause 2, Item 7-2 of the Commercial Code.

6-6 Principal Contracts

(1) Contracts with Wireless Network Operators

Contract Party	Contents of Contracts	Contract Date
NTT DoCoMo, Inc.	"i-mode® Information Service Provider Contract" CYBIRD provides information to NTT DoCoMo.	February 17, 1999
	"Subscription Fee Collection Service Contract for i-mode" NTT DoCoMo collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	February 17, 1999
Vodafone K.K.	"Content Providing Contract" Basic Contract that defines CYBIRD's provision of contents to Vodafone.	November 29, 1999
	"Contract for Assignment of Credit" (for all companies in Vodafone group) CYBIRD transfer the subscription fee from content subscribers to Vodafone.	January 20, 2000
KDDI CORPORATION	"Information Providing Contract for EZ Internet" Basic Contract, which defines CYBIRD's providing contents to KDDI.	February 1, 2000
DDI POCKET, Inc.	"Information Providing and Subscription Fee Collection Service Contract" CYBIRD provides contents for DDI POCKET, and DDI POCKET collects the subscription fee from CYBIRD's content service subscribers for CYBIRD.	March 8, 2000
E-Plus Service Gmbh & Co. KG (Germany)	"Mobile Portal Agreement" Agreement on CYBIRD's content services for E-Plus Service Gmbh & Co. KG	January 18, 2002
KPN Mobile The Netherlands B.V. (Netherlands)	"Mobile Portal Agreement" Agreement on CYBIRD's content services for KPN Mobile The Netherlands B.V.	February 14, 2002
	"Mobile Portal Billing Services Agreement" KPN Mobile The Netherlands B.V. collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	February 14, 2002
BASE N.V./S.A.(Belgium)	"i-mode Corporation Agreement" Agreement on CYBIRD's content services for BASE N.V./S.A.	August 14, 2002
Bouygues Telecom (France)	"i-mode Site(s) Listing Contract" Agreement on CYBIRD's content services for Bouygues Telecom	November 14, 2002

(2) Contract with Alliance Partners

Contract Party	Contents of Contracts	Contract Date
Family Mart Co., Ltd. (Transferred from Famima.com Co., Ltd.; on March 1, 2002)	"System Development Contract for 'Famima-i' and 'Famima J'" A development contract for "famima.com", mobile commerce sites of Famima.com Co., Ltd. on i-mode and on Vodafone live! respectively.	December 1, 2000 (Revised on September 26, 2001)
Yahoo! Japan Corporation	"Agreement for development of the mobile version of 'Yahoo! Photos'" Service provision of 'Prinet', a CYBIRD's photo service for 'Yahoo! Photos' mobile service.	November 26, 2001
AucSale, Inc.	"Alliance Contract" Alliance Contract between AucSale and CYBIRD to develop full closed auction service system for mobile phone platform.	July 29, 2002
ITOCHU Corporation, PIA Digital Communications Co., Ltd.	"Partnership Contract" Partnership Contract among three companies to develop a business utilizing "Sugu Mail" for magazines that PIA publishes.	September 25, 2002

(3) Other Contracts (Contract with Co-Development Partner)

Contract Party	Major Contents of Contracts	Contract Date
IMAGICA Corp.	"Joint Venture Agreement" Agreement with IMAGICA Corp. regarding the establishment and operation of DMOVE Co., Ltd., which both parties will invest in.	February 15, 2002

7. Risk Factors

Potential risks and uncertainties are listed below. We will proactively disclose items that we consider important in investment decisions, even through they do not necessarily comprise business risk. Nevertheless, it should be noted that the following discussions do not claim to cover all potential risks.

7-1 Risks Related to Content Business

(1) Dependence on Specific Information Provider

We rely on third parties to provide the content we offer to our subscribers. There is no guarantee that our content suppliers will continue to maintain the relationships and contractual agreements with us.

(2) Dependence on Specific Operators

We provide multiple content services to i-mode of NTT DoCoMo Inc., EZweb of KDDI CORPORATION, Vodafone live! of Vodafone Co., Ltd., and H" LINK of DDI POCKET Inc. NTT DoCoMo alone accounted for larger portion in our consolidated sales. Therefore change in NTT DoCoMo's business strategy and/or in business climate could impact negatively on our business strategies and performance.

The breakdown of consolidated sales by mobile carrier is as follows;

	3rd Quarter FY ended March, 2003	4th Quarter FY ended March, 2003	1st Quarter, FY ended March, 2004	2nd Quarter, FY ended March, 2004	**3rd Quarter, FY ended March, 2004**
NTT DoCoMo	44.1%	40.2%	43.8%	40.1%	**42.6%**
KDDI	13.8%	11.9%	12.6%	11.8%	**11.9%**
Vodafone	16.8%	15.0%	16.3%	14.1%	**13.3%**
DDI POCKET	0.2%	0.1%	0.1%	0.1%	**0.0%**
Others	25.1%	32.8%	27.2%	33.9%	**32.2%**
Total	100.0%	100.0%	100.0%	100.0%	**100.0%**

(3) Obsolescence of Content Services

The mobile content services that we provide can be rather short-lived due to rapid changes in technology and consumer preferences. If we are unable to maintain, improve and develop our services, our investments may not produce returns for us.

(4) Dependence on Specific Popular Content Services

Although we provide a broad range of content, some popular content services tend to be focused. Therefore change in the market may reduce the number of subscribers and content popularity, thereby adversely affecting our business strategy and revenue.

7-2 Risks Related to CYBIRD's other business

(1) Marketing Solution Business / Commerce Business

We may not achieve expected result from these businesses due to the competitors and/or by other related companies or sudden changes in market conditions, and uncertainty of the market.

(2) International Business

As we intend to expand internationally, we will be subject to risks of conducting business in foreign countries, such as local economies, politics, laws and regulations, cultures, business customs, competitors, currency fluctuations and others. If we fail to overcome any of the foregoing risks, our investment may not produce returns for us. Furthermore, the up front cost may have an adverse effect on our financial condition, even if the investment is expected to generate certain profit in the future.

(3) Technology-Related Business

Our consolidated subsidiary, K Laboratory Co., Ltd., focus on research and development, and invest

priority to the licensing of next generation software platforms that are customized for mobile phones. As the business is still in the investment phase, there is a possibility that we will not be able to recoup our investment due to misjudgment in our trend forecasts and this may have a negative effect on our business.

(4) Risks Related to New Business Start Ups

Our decisions to invest in new businesses are based on careful assessments, but because of the volatility of the market or unexpected situations, we may not achieve our original plans. The "OnePush" business being developed by our Media Strategy Business since April 2003 is exposed to such inherent risk and it is possible that we will not be able to recoup our investment.

7-3 Risks Related to Financial Condition and Results of Operations

(1) Short History of Our Company and Our Industry

Our company has not been operating for long, and also, our industry is still in the early stages of development. Therefore our business may vary from original forecasts. Furthermore, unexpected expenses and capital investment requirements may arise.

(2) Volatility of Financial Plan and Quarterly Results

Due to the extremely volatile environment of the Mobile Internet Business, and due to our relatively small business scale, our quarterly results may vary unexpectedly. Depending on changes in our business plan and other related factors, we may not be able to produce the expected amount of cash flow. This could have a negative effect on our business operations.

7-4 Risks Related to Investments and Financing

We may invest in equipment, subsidiaries, joint ventures, and M&A domestically and internationally to expand our business centering on Mobile Internet industry. Although we will examine the feasibility of investments closely, it is still difficult to predict the future outcome of our investments due to the risks involved, there remains the possibility that we may fail to gain sufficient returns from these investments.

Major Investment and Financing (as of December 31, 2003)

Company	Location	Industry	Amount Invested (mil. of yen)	Amount Financed (mil. of yen)	CYBIRD's Stake	
					Shares	%
K Laboratory Co., Ltd	Minato-ku, Tokyo	Information Technology	228	-	4,567	74.02
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	Information Technology	26	-	525	52.50
Cybird Korea Co., Ltd.	Seoul, Korea	Information Technology	62	70	70,000	29.17
GiGAFLOPS Japan Inc.	Minato-ku, Tokyo	Information Technology	80	-	1,150	100.00
AucSale, Inc.	Chuo-ku, Tokyo	Information Services	50	55	12,500	19.89

We have invested 400 million yen in asset management funds since 4th quarter of fiscal year ended March, 2003. In regards to making investment decisions, we thoroughly consider the portfolio, but it could fall below depending on the market conditions.

7-5 Risks Related to Subsidiaries and Affiliate

K Laboratory Co., Ltd., DMOVE Co., Ltd. and Cybird Korea Co., Ltd. are not wholly owned subsidiaries. This situation may contribute to a conflict of interest or difference in priorities between these companies and us.

7-6 Risks Related to Competition

(1) Competition in the Mobile Content Business

Our competitors may be competitive enough to damage our profitability. As a result, we may lose the market share as well as suffer reduced incomes due to price competition and a decline in the number of subscriptions. This may have a negative impact on our business.

(2) Competition in the Marketing Solution / Commerce Business

In our Marketing Solution /Commerce business, competition is growing more intense. Companies that are commissioned by us or even our clients themselves may choose to enter our market and compete directly with us. This may adversely affect our business as well.

Envisioned Competitors List

Business Field	Company
Content	Index Corporation, XING INC., MTI Ltd., GIGA NETWORKS, INC., KONAMI CORPORATION, G-mode Co., Ltd., GignoSystem. Japan, Inc., SEGA CORPORATION, Taito Corporation, DAIICHIKOSHO CO., LTD., DWANGO Co., Ltd., NAMCO LIMITED, Nihon Enterprise Co., Ltd., HUDSON SOFT COMPANY, LIMITED, BANDAI NETWORKS CO., LTD., Faith, Inc., For-side.com Co., Ltd., YAMAHA CORPORATION
Marketing Solution / EC Business	MEDIASEEK INC., Index Corporation, INFOCOM CORPORATION, Rakuten, Inc.
Technology-Related Business	TOSE CO., LTD.

7-7 Risks Related to Technological Changes

To keep up with the rapid changes in the mobile Internet industry, we have to continually adapt ourselves to cutting edge technologies and observe the market carefully. If we fail to integrate and offer new technologies, our market share may fall. As a result, our business may suffer.

7-8 Risks Related to System Failure

Our services depend on continuous, real-time information feeding through our network. Any disruption from our landline transmissions could result in delays in our subscribers' reception of information and in the wireless operators' ability to transmit data. In the case of such major occurrences, we may not be able to provide continue services. As a result, our business may be affected negatively by such incidents. In addition, there are other potential causes of system failures that lie beyond control. Our security system could be bypassed by virus attacks by hackers and such.

7-9 Risks Related to Callbacks of Defective Handsets

Callbacks of defective handsets can harm our subscriber growth and lead to cancellations. As a result, our content business income may suffer and may cause a negative impact on our business and its results.

7-10 Risks Related to Laws and Regulations

In addition to existing regulations on Internet information transactions, new laws and regulations related to Information Technology may be enacted. Although we are preparing for possible enactments of such laws and regulations, depending upon the applicability of such laws and regulations, our activity may be limited and guidance from authorities may become stricter. Furthermore, self-restraint among companies in our industry may impede our business plan. As a result, the quality of our service may deteriorate and accordingly our business may suffer.

7-11 Risks Related to Market Opening

Wireless network operators presently administrate official content services to avoid inappropriate content. However, the Ministry of Public Management, Home Affairs, Posts and Telecommunications is requesting that restrictions be lifted and markets be opened up in the areas of 1) portal services, 2) the Internet services provider business, 3) billing services, and 4) user ID (UID). Opening up these markets could detrimentally affect our business performance.

7-12 Risks Related to Operation

(1) Depending on Specific Management

Kazutomo Robert Hori, president and CEO, Tetsuya Sanada, executive vice president and CTO, and other senior management staff play the prominent roles in CYBIRD. If we lost the services of any of our key personnel, our business could suffer.

(2) Organization Growth

We will expand and amplify our organization to pace with market growth, however we may not be able to attract highly qualified staff in time. Furthermore, those who have proper skill-sets to catch up with the growth of the business may need higher cost, and it may cause a negative impact on our business performance and its growth.

7-13 Risk Related to Intellectual Property

We basically utilize many programs by using and combining some freeware software via Internet, but on case-by-case basis, we may infringe upon third-parties' intellectual rights.

Also, it is difficult to foresee how intellectual property rights, including patent rights, utility model rights, trademark rights and copyrights, will be applied to our content services. Accordingly we may inadvertently be infringing on intellectual property rights when the third party acquires the right to a patent. If a third party takes legal action against us, or prevents us from using the property rights, or demand payment for patent usage fees, we may be required to halt our business and it may negatively impact our business.

7-14 Risks Related to Lawsuit and Claims

We have not received any notices or complaints, and we are not subject to any actions for damages or injunctions. Although our legal section takes preventive actions, we may be subject to actions for damages. Depending upon the nature of the action and upon the degree of damage or damages incurred, our business may suffer. The following are possible examples.

- Damages suffered by content subscribers or wireless network operators due to failure of our network operator's server
- Business transaction problems related to the Mobile Commerce site
- Damages to our clients due to any delays on our part in developing systems, or failures in commissioned development projects and failed consultation and campaign support services
- Damages from violation of privacy due to the leakage of subscriber information or from misuse of that information resulting from inadequate control of subscriber information.

7-15 Others

(1) Dilution of Share Value

Resolutions have been approved at general shareholders' meetings in the past to grant stock option rights based on Article 280, Section 19 of the old Japanese Commercial Code and on Article 280, Sections 20 and 21of the revised Japanese Commercial Code. If those stock option rights are exercised, the value of our common stock will be diluted, and this may affect stock prices.

(2) Stock Price Volatility

Because the number of shares issued is small and liquidity is not particularly high, the volatility risk of our stock is relatively high. Such high volatility in our stock price could affect our financial activities.

(3) Disclosure

Due to internal delay in the communication of information and other factors, we might fail to disclose material information properly. As a result, trading in our stock could be suspended, or we could be assessed some other penalty.

8. Nonconsolidated Financial Statements

8-1 Nonconsolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

	December 31, 2003		December 31,2002		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Assets						
Current Assets:						
Cash and cash equivalents	2,571,586		3,351,142			
Bill receivable	1,443		8,655			
Accounts receivable	2,295,014		1,544,991			
Inventories	17,223		31,081			
Other current assets	413,861		298,500			
Allowance for doubtful accounts	(31,430)		(28,025)			
Total current assets	5,267,699	69.2	5,206,345	79.2	61,353	1.2
Property and equipment:						
Tangible fixed assets:	250,313	3.3	113,208	1.7	137,104	121.1
Intangible fixed assets:						
Software	459,523		415,856			
Software in progress	42,634		6,730			
Others	1,156		915			
Total intangible fixed assets	503,314	6.6	423,503	6.5	79,811	18.8
Investments and Other Assets:						
Investment securities	846,363		373,248			
Deposit with landlord	511,875		260,928			
Others	230,851		195,320			
Total investments and other assets	1,589,089	20.9	829,497	12.6	759,591	91.6
Total property and equipment	2,342,717	30.8	1,366,209	20.8	976,507	71.5
Total	7,610,416	100.0	6,572,555	100.0	1,037,860	15.8

(Unit: Thousands of yen, Round down)

	December 31, 2003		December 31,2002		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Liabilities:						
Current liabilities:						
Accounts payable	584,391		481,295			
Bonus payment reserve	74,826		22,492			
Accrued expenses	423,053		420,389			
Accrued income taxes	2,386		362,892			
Other current liabilities	42,957		36,928			
Total current liabilities	1,127,615	14.8	1,323,999	20.1	(196,383)	(14.8)
Total liabilities	1,127,615	14.8	1,323,999	20.1	(196,383)	(14.8)
Shareholders' Equity:						
I Common stock	3,151,440	41.4	2,579,167	39.3	572,273	22.2
II Additional paid-in capital						
Additional paid-in capital	3,208,136		2,635,866			
Total additional paid-in capital	3,208,136	42.2	2,635,866	40.1	572,269	21.7
III Earned surplus						
Net income (loss)	123,776		33,522			
Total earned surplus	123,776	1.6	33,522	0.5	90,254	269.2
IV Unrealized gain in available-for-sale securities	(552)	(0.0)	-	-	(552)	-
Total shareholders' equity	6,482,801	85.2	5,248,556	79.9	1,234,244	23.5
Total	7,610,416	100.0	6,572,555	100.0	1,037,860	15.8

8-2 Nononsolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

	3rd Quarter, FY ended March 31, 2004 (From October 1, 2003 To December 31, 2003)		3rd Quarter, FY ended March 31, 2003 (From October 1, 2002 To December 31, 2002)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Net Sales	2,410,597	100.0	2,205,102	100.0	205,494	9.3
Cost of Sales	1,298,061	53.8	1,030,950	46.8	267,111	25.9
Gross Profit	1,112,535	46.2	1,174,152	53.2	(61,616)	(5.2)
Selling, General and Administrative Expenses	957,098	39.8	823,752	37.4	133,345	16.2
Operating Income	155,437	6.4	350,399	15.9	(194,962)	(55.6)
Nonoperating Income	2,125	0.1	154	0.0	1,971	1,279.4
Nonoperating Expenses	6,691	0.2	695	0.0	5,996	862.0
Ordinary Profits	150,871	6.3	349,858	15.9	(198,987)	(56.9)
Extraordinary Gain	-	-	19,868	0.9	(19,868)	-
Extraordinary Loss	-	-	999	0.1	(999)	-
Income (Loss) Before Income Taxes and minority Interests	150,871	6.3	368,728	16.7	(217,857)	(59.1)
Inhabitant Taxes	950	0.0	-	-	950	-
Income Taxes	-	-	161,852	7.3	(161,852)	-
Prior Year Adjustment of Income Taxes	2,105	0.1	-	-	2,105	-
Deferred Taxes	66,782	2.8	(1,429)	(0.1)	68,211	-
Net Income (Loss)	81,033	3.4	208,304	9.4	(127,270)	(61.1)

Sales by Operations

(Unit: Thousands of yen, Round down)

	3rd Quarter, FY ended March 31, 2004 (From October 1, 2003 To December 31, 2003)		3rd Quarter, FY ended March 31, 2003 (From October 1, 2002 To December 31, 2002)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Mobile Contents Business	1,795,017	74.5	1,743,334	79.1	51,682	3.0
Marketing Solution Business	598,329	24.8	454,446	20.6	143,882	31.7
International Business	17,250	0.7	7,321	0.3	9,929	135.6
Total	2,410,597	100.0	2,205,102	100.0	205,494	9.3

Note) 1. Consumption tax is not included in the sum mentioned above.

Notes to Nonconsolidated Financial Statements

(1) Asset Valuation Standards and Methods	a. Securities (a) Investment in subsidiaries and affiliates Valuation at cost by the moving-average method (b) Other securities Available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. b. Inventories (a) Merchandise Valuation at cost by the Moving Average Cost Method (b) Work in Process Valuation at Cost by Identified Cost Method
(2) Depreciation Method for Fixed Asset	a. Tangible Fixed Asset Computed on the declining-balance method. Useful Lives : Leasehold improvements 8 to 50 years Furniture and Fixtures 5 to 6 years b. Intangible Fixed Asset Software (in-house use) The straight-line method, based on a useful life of 3 years, is applied to software for in-house use.
(3) Accounting Methods for Deferred Assets	a. New share issuing expenses All new share issuing expenses are expensed at time of disbursement.
(4) Allowance or Reserve	a. Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. b. Bonus Payment Reserve The bonus payment reserve is stated in amounts considered to be appropriate based on the amount of bonus forecast.
(5)Leases	All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases deemed to transfer ownership of the leased property to the lessee are capitalized, while other finance leases may be accounted for as operating leases subject to appropriate footnote disclosure.
(6) Others	a. Method of accounting for consumption taxes Exclusion method is employed. Consumption taxes are booked in accrued expenses under current liabilities after netting non-finalized consumption tax payments and collections.

■ **Contact Information**

CYBIRD Co., Ltd. IR group

6-10-1 Roppongi, Minato-ku, Tokyo 106-6161

TEL: 81-3-5785-6110 FAX: 81-3-5785-9321

HP: www.cybird.co.jp/english/investor/index.html

E-mail: ircontact@cybird.co.jp

Information

These documents contain forward-looking statements made by management using information available to them before the public release of these documents. As such these statements involve risks and uncertainties. CYBIRD proactively attempts to disclosure risks regarding its business, but such disclosure should not be construed as exhaustive. Changes in economic conditions and the competitive environment and technological advances could cause actual results to differ materially. CYBIRD reminds investors that they are responsible for any investment decision made based on these documents.

Insider Trading

Along with the revision in Article 30 of the Securities and Exchange Law, effective February 1, 2004, the company will not delay company information to be announced over disclosure information system, hereinafter referred to as "TDnet," by 12 hours. However, on occasions where TDnet is down or the announcement is one that cannot be made over TDnet, those who have examined the documents to be announced or otherwise come into possession of material information before 12 hours have passed could still be designated primary information receivers under insider trading regulations. We would remind such persons to be aware that until the time of the public announcement, trading in shares, etc. of the Company by primary information receivers is forbidden.

CYBIRD IP Content Services List

as of December 31, 2003

Operator: i-mode

Genre	Content's Title	Java	Motion Picture	GPS	English	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound	1				¥100/¥300	06/01/00	1
	TFM Chakushin Melody	1				¥100/¥300	12/03/01	1
	Keigoe Tsukuro ♪					¥200	05/07/02	1
	SOUL TRAIN	1				¥300	10/06/03	1
		3	0	0	0			4
Wallpaper/ Screensaver	Cool Screen	1				¥100	02/01/00	1
	Prinet					¥300	05/01/00	1
	Chaku Kyaral	1				¥100	08/01/00	1
	Machiuke Tsukuro ♪	1				¥200	10/02/00	1
	ART☆Graphix α (name change)	1				¥200	01/26/01	1
	Digital Tokoro-san	1				¥200	08/05/02	1
	Chekira·Thomas etc. (name change)	1				¥200	12/02/02	1
	STAR WARS MOBILE	1	1		1	¥300	12/02/02	1
	Sa-para	1				¥300	12/16/02	1
	Inuyasha	1				¥300	03/17/03	1
	DETECTIVE CONAN					¥200/¥0	04/21/03	1
	Ke-tai Hamtaro.com					¥300	11/04/03	1
		9	1	0	1			12
Game	Robo☆Robo	1				¥300	05/01/00	1
	Kensho Puzzler	1				¥300	11/06/00	1
	@Baka Games!	1				¥300/¥0	03/04/02	1
	EA Sports 2002 FIFA World Cup	1				¥300	04/15/02	1
	Cybird Style					¥0	06/17/02	1
	Game no Dendoo	1				¥300	11/05/02	1
		5	0	0	0			6
Fortune-telling	Kagami Ryuji no *Shinrisenseijutsu*	1				¥200	12/01/99	1
	Anata no Nedan?					¥100	08/01/00	1
	Hosoki Kazuko					¥300	10/06/03	1
		1	0	0	0			3
Others	Namiaru?	1	1			¥300	02/22/99	1
	Tsuri-King					¥300	05/01/00	1
	Wine-Wine					¥300	06/01/00	1
	TV Panic Game Store					¥0	02/01/00	1
	TOYS"R"US					¥0	09/01/03	1
	CINEMA IMAGICA		1			¥300	10/07/02	1
	Stardust WEB	1				¥300	02/01/00	1
	Popteen-net	1				¥180	07/03/00	1
	Shimizu Chinami and OL iinkai					¥200	12/02/00	1
	Mobile Takarazuka	1				¥300	01/22/01	1
	Inu-Neko no Jikan (name change)					¥200	01/04/00	1
	Ke-tai ZDNet	1				¥300	12/02/02	1
	i-mode Benri Dial					¥0	02/22/99	1
	i-mode Benri Memo					¥0	02/22/99	1
	Kankon-Sosai Dictionary					¥0	02/22/99	1
		5	2	0	0			15
Sub Total		23	3	0	1			
								40

Operator: EZweb

Genre	Content's Title	Java	Motion Picture	GPS	English	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound					¥315	11/01/00	1
	TFM Chakushin Melody					¥105/¥32 ¥315/¥26	10/23/01	1
	Comedy Club King					¥315	11/06/03	1
	CoolSound Real					¥11/¥32/¥53/¥74, ¥105/¥210/¥315	11/20/03	1
		0	0	0	0			4
Wallpaper/ Screensaver	@Chaku Kyara Club					¥100/¥210	02/01/00	1
	Prinet					¥315	09/20/00	1
	@Chaku Kyara Benri Tokei	1				¥210	07/12/01	1
	Chekira·Thomas etc. (*name change*)					¥210	03/03/03	1
	Inuyasha					¥315	03/19/03	1
	STAR WARS MOBILE	1	1			¥315	04/03/03	1
	DETECTIVE CONAN					¥210	07/03/03	1
	Ke-tai Hamtaro.com					¥315	11/20/03	1
		2	1	0	0			8
Game	Mini-game ☆ Tengoku!	1				¥315	08/16/01	1
	Idol Koisiyo ♪		1			¥315	10/11/01	1
	Kensho Puzzler	1				¥315	12/13/01	1
	Robo☆Robo	1				¥315	12/19/02	1
		3	1	0	0			4
Fortune-telling	Anata no Nedan? DX					¥210/¥52	07/05/01	1
	Super Tarot Uranai	1				¥210	07/10/01	1
	Super Kyosho Uranai	1		1		¥210	12/12/01	1
	Hosoki Kazuko					¥315	12/04/03	1
		2	0	1	0			4
Others	Tsuri-King					¥315	09/13/00	1
	TV Panic Game Store					¥0	10/03/00	1
	CINEMA IMAGICA		1			¥315	12/04/01	1
	@AJA					¥300	02/01/00	1
	@AJA Mypage					¥210	11/15/00	1
	@AJA Toukou Paradise					¥150	12/14/00	1
	@AJA Chattomo	1				¥210	07/06/01	1
	Cybird Style					¥0	10/23/02	1
	Ke-tai ZDNet					¥315	01/16/03	1
	Namiaru?					¥315	03/19/03	1
	Mobile Takarazuka					¥315	08/07/03	1
		1	1	0	0			11
Sub Total		8	3	1	0			
								31

Operator: Vodafone

Genre	Content's Title	Java	Motion Picture	GPS	English	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound					¥100/¥300	12/04/00	1
	TFM Chakushin Melody					¥100/¥30 ¥300/¥25	09/03/01	1
	Keigoe Tsukuro ♪					¥200	12/03/01	1
		0	0	0	0			3
Wallpaper/ Screensaver	Chaku Kyaral					¥100 ¥200	12/10/99	1
	Prinet					¥300	08/01/00	1
	Digital Tokoro-san 3D town	1				¥200	01/15/02	1
	Chekira·Thomas etc. (name change)	1				¥200	12/02/02	1
	STAR WARS MOBILE	1			1	¥300	12/02/02	1
	3D Machiuke Johokyoku	1				¥200	12/01/02	1
	Inuyasha	1				¥300	03/03/03	1
	DETECTIVE CONAN					¥200	05/14/03	1
	Ke-tai Hamtaro.com					¥300	11/04/03	1
		5	0	0	1			9
Game		0	0	0	0			0
Fortune-telling	Super Tarot Uranai					¥200	12/10/99	1
	Nandemo *Shindan*					¥300	12/10/99	1
	Mademoiselle Ai, Ai no Hoshiuranai					¥200	09/01/00	1
	Hosoki Kazuko					¥300	11/12/03	1
		0	0	0	0			4
Others	J Takarazuka Kageki					¥300	11/01/01	1
	Saikyo no Kaigai Joho					¥300	12/10/99	1
	Himitsu no Denwacho					¥0	12/10/99	1
	@AJA Photo Friends					¥300	09/01/00	1
	@AJA Mypage					¥200	09/01/00	1
	Tsuri-King	1				¥300	01/15/03	1
	Ke-tai ZDNet					¥300	03/03/03	1
	T-SHIRTS To Go					¥0	10/01/03	1
	CINEMA IMAGICA					¥300	12/01/03	1
		1	0	0	0			9
Sub Total		6	0	0	1			
								25

Operator: H"LINK

Genre	Content's Title	Java	Motion Picture	GPS	English	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone								0
Wallpaper/ Screensaver								0
Game								0
Fortune-telling								0
Others	@AJA Channel					¥10	04/02/99	1
								1
Sub Total								1

Grand Total	97